Exhibit 12-39
THE DETROIT EDISON COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twelve Months Ended December 31
(Millions of Dollars)	2010	2009	2008	2007	2006
Earnings:
Pretax earnings	$707	$604	$517	$466	$482
Fixed charges	328	348	324	319	299

Net earnings	$1,035	$952	$841	$785	$781

Fixed charges:
Interest expense	$310	$325	$293	$294	$278
Adjustments	18	23	31	25	21

Fixed charges	$328	$348	$324	$319	$299

Ratio of earnings to fixed charges	3.16	2.74	2.60	2.46	2.61